UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

HIRSCH INTERNATIONAL CORP.

(Name of Issuer)

HIRSCH INTERNATIONAL CORP.

HIRSCH HOLDINGS, INC.

HIC ACQUISITION COMPANY

PAUL GALLAGHER

(Names of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

433550100

(CUSIP Number of Class of Securities)

Paul Gallagher President, Chief Executive Officer and Chief Operating Officer Hirsch International Corp. 50 Engineers Road Suite 100 Hauppauge, New York 11788 (631) 701-2169
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:

Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036 Attention: Thomas J. Rice, Esq. (212) 310-1647	Bryan Cave LLP 1290 Avenue of the Americas New York, New York 10104 Attention: Michael Rosen, Esq. David E. Fisher, Esq. (212) 541-2000	Thompson Hine LLP 335 Madison Avenue, 12th Floor New York, New York 10017 Attn: Richard S. Heller, Esq. (212) 344-5680

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,723,407	$151.97

*   Calculated solely for the purpose of determining the filing fee, the transaction valuation was determined based upon the product of (A) 8,785,184 shares of common stock that may be exchanged for cash in the transaction and (B) the merger consideration of $0.31 per share.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c), was determined by multiplying 0.00005580 by the product of the preceding sentence.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$151.97

Form or Registration No.:	Schedule 14A

Filing Party:	Hirsch International Corp.

Date Filed:	July 20, 2009

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (“Amendment No. 4”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by (a) Hirsch International Corp., a Delaware corporation (“Hirsch”, the “Company”, “our” and “us”), the issuer of the Company’s Class A Common Stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (b) Hirsch Holdings, Inc., a Delaware corporation (“Parent”), (c) HIC Acquisition Company, a Delaware corporation (“Merger Sub”) and (d) Paul Gallagher, an individual and President, Chief Executive Officer and Chief Operating Officer of the Company (collectively, the “Filing Persons”). This Amendment No. 4 amends Amendment No. 3 to Rule 13e-3 Transaction Statement together with the exhibits thereto, filed jointly by the Filing Persons with the SEC on September 25, 2009 (the “Transaction Statement”).

This Amendment No. 4 and the Transaction Statement relate to the Agreement and Plan of Merger, dated as of July 2, 2009 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). At the effective time of the Merger, each issued and outstanding share of Class A Common Stock and Class B Common Stock of the Company (together, the “common stock”), other than shares owned by Parent, Merger Sub or Mr. Gallagher (stockholders other than these three parties are referred to as “Unaffiliated Stockholders”), shares owned by stockholders who properly exercise dissenter’s rights of appraisal under Delaware law and shares of our common stock held in treasury by us, will be cancelled and converted into the right to receive $0.31 in cash, without interest.

On September 25, 2009, Hirsch filed with the SEC a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of Hirsch at which the stockholders of Hirsch will consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. The approval of the Merger Agreement and the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote at the special meeting.

Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Transaction Statement remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Transaction Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Transaction Statement.

All information contained in this Amendment No. 4 concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Hirsch, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Amendment No. 4 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that Hirsch is “controlled” by any Filing Person, or that any. Filing Person is an “affiliate” of Hirsch within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 10.	Source and Amounts of Funds or Other Consideration

Item 10 is hereby amended and supplemented by the addition of the following information:

On September 28, 2009, Parent, Merger Sub and Keltic Financial entered into a letter agreement (the “Finance Extension Letter Agreement”) pursuant to which the expiration date of the debt commitment letter was extended from September 30, 2009 until November 6, 2009. In addition, the Finance Extension Letter Agreement provided for the debt commitment letter to be amended to reflect the borrowers under the proposed credit facility to be Parent and Merger Sub.

Item 16.	Exhibits
(a)(1)	Proxy Statement of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(2)	Form of Letter to Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(3)	Form of Notice of Special Meeting of Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(4)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(5)	Form 8-K of Hirsch International Corp. (incorporated herein by reference to the Form 8-K filed with the SEC on September 30, 2009).

* (b)(1)	Commitment Letter dated June 12, 2009 from Keltic Financial Services LLC.

(b)(2)	Finance Extension Letter Agreement among Keltic Financial Services LLC, HIC Acquisition Company and Hirsch Holdings, Inc. effective September 28, 2009.

(c)(1)	Fairness Opinion of Burnham Securities Inc. (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC on September 25, 2009).

* (c)(2)	Presentation of Burnham Securities Inc. to the special committee of the board of directors of Hirsch International Corp., dated July 1, 2009.

** (c)(3)	Liquidation Analysis prepared by Clear Thinking Group LLC, dated February 12, 2009.

** + (c)(4)	Liquidation Analysis prepared by Clear Thinking Group LLC, dated May 29, 2009.

(d)(1)

Agreement and Plan of Merger, dated as of July 2, 2009, by and among Hirsch International Corp., HIC Acquisition Company and Hirsch Holdings, Inc. (incorporated herein by reference to Annex A to the Schedule 14A filed with the SEC on September 25, 2009).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Schedule 14A filed with the SEC on September 25, 2009).

(g)	None.

__________________

*  Previously filed on July 20, 2009

** Previously filed on August 28, 2009

+  Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the SEC.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2009	HIRSCH INTERNATIONAL CORP.

/s/ Dan L. Vasquez
Dan L. Vasquez
Secretary

Dated: September 30, 2009	HIC ACQUISITION COMPANY

/s/ Paul Gallagher
Paul Gallagher
President

Dated: September 30, 2009	HIRSCH HOLDINGS, INC.

/s/ Paul Gallagher
Paul Gallagher
President

Dated: September 30, 2009	/s/ Paul Gallagher
Paul Gallagher

Exhibit Index

(a)(1)	Proxy Statement of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(2)	Form of Letter to Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(3)	Form of Notice of Special Meeting of Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(4)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC on September 25, 2009).

(a)(5)	Form 8-K of Hirsch International Corp. (incorporated herein by reference to the Form 8-K filed with the SEC on September 30, 2009).

* (b)(1)	Commitment Letter dated June 12, 2009 from Keltic Financial Services LLC.

(b)(2)	Finance Extension Letter Agreement among Keltic Financial Services LLC, HIC Acquisition Company and Hirsch Holdings, Inc. effective September 28, 2009.

(c)(1)	Fairness Opinion of Burnham Securities Inc. (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC on September 25, 2009).

* (c)(2)	Presentation of Burnham Securities Inc. to the special committee of the board of directors of Hirsch International Corp., dated July 1, 2009.

** (c)(3)	Liquidation Analysis prepared by Clear Thinking Group LLC, dated February 12, 2009.

** + (c)(4)	Liquidation Analysis prepared by Clear Thinking Group LLC, dated May 29, 2009.

(d)(1)

Agreement and Plan of Merger, dated as of July 2, 2009, by and among Hirsch International Corp., HIC Acquisition Company and Hirsch Holdings, Inc. (incorporated herein by reference to Annex A to the Schedule 14A filed with the SEC on September 25, 2009).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Schedule 14A filed with the SEC on September 25, 2009).

(g)	None.

__________________

*  Previously filed on July 20, 2009

** Previously filed on August 28, 2009

+  Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the SEC.